Exhibit 99.1

(Purchaser)

iSoftStone Information and Technology (Group) Co., Ltd.

and

(Sellers)

Huanxin Xujing (Tianjin) Equity Investment Fund Partnership (Limited Partnership)

Tao Min

and

(Target Company)

Beijing Ruantong Xutian Technology Development Co., Ltd.

and

(General Partner)

Huanxin (Tianjin) Equity Investment Management Co., Ltd.

SHARE PURCHASE AGREEMENT

May 1, 2013

Index

Section 1	Share Transfer	- 6 -
1.1	Share Transfer	- 6 -
1.2	AIC Registration	- 6 -
1.3	Documents Delivery	- 6 -
1.4	Termination Date	- 7 -

Section 2	Transfer Price	- 7 -
2.1	Transfer Price	- 7 -
2.2	M&A Audit and Adjustment of the Target Price	- 7 -
2.3	Payment Account	- 8 -
2.4	Taxes and Fees	- 8 -

Section 3	Payment of Consideration	- 8 -
3.1	First Installment	- 8 -
3.2	Second Installment	- 9 -
3.3	Third Installment	- 10 -
3.4	Fourth Installment	- 11 -
3.5	Final Installment	- 11 -
3.6	Delay in Payment and Relief	- 12 -

Section 4	Representations and Warranties	- 13 -
4.1	Representations and Warranties Related to the Target Company	- 13 -
4.2	Representations and Warranties of the Sellers and the General Partner	- 17 -
4.3	Representations and Warranties of the Purchaser	- 18 -
4.4	Undertakings of The Sellers, The General Partner and The Target Company	- 19 -
4.5	Compensation Order	- 21 -
4.6	Undertakings of the General Partner	- 21 -

Section 5	Indemnification	- 21 -
5.1	General Indemnification	- 21 -
5.2	Purchaser’s Indemnification	- 22 -
5.3	Sellers’ Indemnification	- 22 -

Section 6	Termination of this Agreement	- 23 -
6.1	Circumstances of Termination	- 23 -
6.2	Effect of Termination of this Agreement	- 23 -
6.3	Obligations upon Termination of this Agreement	- 24 -

Section 7	Force Majeure	- 24 -
7.1	Definition of Force Majeure	- 24 -
7.2	Effects of Force Majeure	- 24 -

Section 8	Confidentiality	- 24 -
8.1	Scope of Confidentiality	- 24 -
8.2	Term of Confidentiality	- 25 -

Section 9	Notice	- 25 -
9.1	Method of Notice	- 25 -
9.2	Change of Address	- 25 -

Section 10	Dispute Resolution	- 25 -
10.1	Governing Law	- 25 -
10.2	Dispute Resolution	- 25 -

Section 11	Miscellaneous	- 26 -
11.1	Exclusivity	- 26 -
11.2	Entireness	- 26 -
11.3	Agreement	- 26 -
11.4	Legal Validity	- 27 -
11.5	Language and Counterparts	- 27 -

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of May 1, 2013, is entered into by and among the following parties in Beijing:

Purchaser:	iSoftStone Information and Technology (Group) Co., Ltd.
Address:	Room 205, Zone 2, No. 9 Building, No. 8 Northeast Wangxi Road, Haidian District, Beijing
Legal Representative:	Liu Tianwen
Correspondence Address:	No. 9 Building, Zhongguancun Software Park, No. 8 Northeast Wangxi Road, Haidian District, Beijing
Attention:	Tang Lin
Telephone:	010-58749618
Email:	lintang@isoftstone.com

Seller I:	Huanxin Xujing (Tianjin) Equity Investment Fund Partnership (Limited Partnership)
Address:	Room 710, 7th floor, No. 2 Building, Xuntong Plaza, No. 46 Zhonghuan West Road, Airport Economic Zone, Tianjin
Executive Partner:	Huanxin (Tianjin) Equity Investment Management Co., Ltd. (Authorized Representative: UTSUKI MOE)
Correspondence Address:	Room B071, 10th Floor, Jiasheng Center, No. 19 Dongsanhuan North Road Jia, Chaoyang District, Beijing
Attention:	Peng Yang
Telephone:	010-57351239
Email:	ipeng@gcamfund.com

Seller II:	Tao Min
Address:	No. 802, 5th Door, No. 6 Building, Zhuxiyuan, No. 1 Xindian Road, Chaoyang District, Beijing
ID Number:	110108196910038956
Correspondence Address:	Room B069, 10th Floor, Jiasheng Center, No. 19 Dongsanhuan North Road Jia, Chaoyang District, Beijing
Attention:	Tao Min
Telephone:	010-57351236
Contacting Email:	mtao@gcamfund.com

Target Company:	Beijing Ruantong Xutian Technology Development Co., Ltd.
Address:	Room 306, Zone 2, No. 9 Building, No. 8 Northeast Wangxi Road, Haidian District, Beijing
Legal Representative:	Tao Min
Correspondence Address:	Room 306, Zone 2, No. 9 Building, No. 8 Northeast Wangxi Road, Haidian District, Beijing
Attention:	Li Xiumei
Telephone:	010-57351238
Email:	xli@gcamfund.com

General Partner:	Huanxin (Tianjin) Equity Investment Management Co., Ltd.
Address:	Room AK306, 3rd floor, No. 6 Binhai Finance Street, No. 52 Xincheng West Road, Economic and Technological Development Zone, Tianjin
Legal Representative:	UTSUKI MOE
Correspondence Address:	Room B071, 10th Floor, Jiasheng Center, No. 19 Dongsanhuan North Road Jia, Chaoyang District, Beijing
Attention:	Peng Yang
Telephone:	010-57351239
Email:	ipeng@gcamfund.com

Seller I and Seller II mentioned above shall be collectively referred to as the “Sellers”. The Purchaser, the Sellers, the Target Company and the General Partner shall be referred to as the “Party” individually, and, the “Parties” collectively. The accounting terms used in this Agreement without specific definitions shall have the same meaning as defined in the PRC General Accepted Accounting Principles for Business Enterprises

WHEREAS

(1)	Seller I is a limited liability partnership legally established and validly existing in the PRC, and the General Partner is the general partner of Seller I. Seller II is an individual with legitimate identity in the PRC. Pursuant to the relevant PRC laws, the Sellers have the full civil conduct capacity to enter into this Agreement and carry out the obligations thereunder.

(2)	The Target Company is a company duly incorporated and existing under the laws of the PRC. As of the execution date of this Agreement, the subscribed registered capital of the Target Company is one hundred and thirty-five million Renminbi (RMB 135,000,000), and the paid-in registered capital is one hundred and thirty-five million Renminbi (RMB 135,000,000). The Sellers collectively hold 100% of the equity interests in the Target Company.

(3)	The Purchaser is a company duly incorporated and existing under the laws of the PRC and has the full civil conduct capacity to enter into this Agreement and carry out the obligations thereunder.

(4)	The Sellers wish to sell all of the equity interests in the Target Company held by them to the Purchaser, and the Purchaser wishes to purchase the equity interests from the Sellers, in accordance with the terms and conditions of this Agreement.

IN WITNESS THEREOF, after friendly negotiations, the Parties agree to the following:

Section 1 Share Transfer

1.1	Share Transfer

As of the execution date of this Agreement, the subscribed registered capital of the Target Company is one hundred and thirty-five million Renminbi (RMB 135,000,000), and the paid-in registered capital is one hundred and thirty-five million Renminbi (RMB 135,000,000), all of which have been subscribed and paid in by the Sellers. The Sellers collectively hold 100% of the equity interests in the Target Company.

In accordance with the terms and conditions hereof, the Sellers agree to transfer the registered capital in the total amount of one hundred and thirty-five million Renminbi (RMB135,000,000) and its corresponding equity interests in the Target Company (the “Target Shares”, the transfer to be referred to as the “Target Transfer”) to the Purchaser. After the completion of the Target Transfer, the Purchaser shall own the registered capital in the total amount of one hundred and thirty-five million Renminbi (RMB135, 000,000) and hold 100% of the equity interests in the Target Company. The Target Company hereby confirms the Target Transfer.

The capitalization table of the Target Company prior to and upon the completion of the Target Transfer is set forth in Schedule I.

1.2	AIC Registration

The Sellers shall be responsible for the relevant government registrations in connection with the Target Transfer, including but not limited to the change of registration with the local administration for industry and commerce regarding the shareholdings of the Target Company (the “AIC Change Registration”). Within two (2) business days following the payment of the First Installment (as defined below), and after the Purchaser has timely provided the Sellers with the information and documents to be provided by the Purchaser for the AIC Change Registration in connection with the Target Transfer and the change of legal representative, directors, supervisors and officers, the Sellers shall apply for online AIC Change Registration. Within one (1) business day following the approval date of the online AIC Change Registration and subject to fulfillment of conditions precedent listed in the Sections 3.2(5), (6) and (7) of this Agreement, the Sellers shall make a telephone appointment with the administration for industry and commerce regarding the on-site AIC Change Registration and shall complete the AIC Change Registration as soon as possible. The Sellers shall use its best efforts, and the Purchaser shall use its best efforts to cooperate with the Sellers to, complete the matters mentioned above.

1.3	Documents Delivery

Within two (2) business days after the Target Company obtains its new business license in accordance with Section 3.3(3) of this Agreement (the “Closing Date”), the Sellers shall deliver to the Purchaser all the licenses, stamps, documents, materials, etc. in connection with the Target Company and the Target Real Estate (the documents to be delivered shall be determined in accordance with Schedule III) (the “Documents Delivery”, the date of the Documents Delivery to be referred to as “Documents Delivery Date”).

1.4	Termination Date

If the conditions precedent listed in Section 3.2 have not been fully fulfilled or waived by the Purchaser in writing prior to June 15, 2013, every Party shall have the right to terminate this Agreement and the Sellers shall return the deposit and the Transaction Amount already paid by the Purchaser.

Section 2 Transfer Price

2.1	Transfer Price

All Parties hereby unanimously confirm that the transfer price of the Target Shares is three hundred and twenty-five million, three hundred and eighty-six thousand, nine hundred and thirty Renminbi (RMB325,386,930) (the “Transaction Amount”). The Transaction Amount shall be calculated based on the financial statements of the Target Company ended on April 30, 2013 as listed in Schedule IV and be adjusted according to the result of the M&A Audit (as defined below).

2.2	M&A Audit and Adjustment of the Target Price

Within ten (10) business days following the payment of the Fourth Installment (as defined below), the Sellers and the Purchaser shall engage an auditor acceptable to them to complete the audit of the financial statements of the Target Company ended on the issuance date of the New Business License (the “M&A Audit Date”) in accordance with the PRC General Accepted Accounting Principles for Business Enterprises (the “M&A Audit”). All Parties agree to conduct special adjustments in relation to the M&A Audit in accordance with Schedule VII.

The Sellers, the General Partner and the Target Company hereby confirm that the balances of liabilities of the Target Company as of April 30, 2013 is two hundred and eighteen million, three hundred and ninety-seven thousand, nine hundred and six Renminbi (RMB 218,397,906) (the “Balances of Liabilities as of the Execution Date”). If the balances of liabilities of the Target Company as of the M&A Audit Date identified in the M&A Audit is more than the Balances of Liabilities as of the Execution Date, with respect to the incremental amount of the liabilities of the Target Company (the “Incremental Liabilities”), the Purchaser shall have the right to adjust the Transaction Amount and deduct the amount of the Incremental Liabilities from the Final Installment (as defined below). If it is identified in the M&A Audit that the Balances of Liabilities as of the Execution Date exceeds that of the M&A Audit Date, the exceeding amount shall be a part of the Final Installment. By way of an example: if the Balances of Liabilities as of the Execution Date is ten million Renminbi, and there is no Incremental Liabilities as of the M&A Audit Date, and the balances of liabilities as of the M&A Audit Date is adjusted to eight million Renminbi, the exceeding amount of two million Renminbi shall be paid to the Sellers together with the Final Installment.

In the event that the amount of the Incremental Liabilities is more than or equal to 5% of the Transaction Amount, the Purchaser does not need to pay the Final Installment, and within five (5) days upon the release of the result of the M&A Audit, the Sellers shall return the amount of Incremental Liabilities exceeding 5% of the Transaction Amount.

2.3	Payment Account

The Purchaser shall pay the Transfer Price to the Sellers in accordance with Section 3 of this Agreement. All parties hereby unanimously confirm that the Purchaser shall be deemed to have completed its payment obligations under this Agreement by showing to the Sellers valid payment vouchers evidencing that the Purchaser has wired the relevant amounts into the following account or other accounts separately designated by the Sellers in writing:

Bank:
Account No.:
Account Name:

2.4	Taxes and Fees

The Purchaser and the Sellers shall each bear its own taxes and fees related to the Target Transfer under this Agreement.

Section 3 Payment of Consideration

3.1	First Installment

The Purchaser shall pay an aggregate of seventy-six million, three hundred and forty-six thousand, seven hundred and thirty-three Renminbi (RMB76,346,733) (the “First Installment”) to the Sellers in accordance with Section 2 of this Agreement within two (2) business days after all the conditions precedent for the payment of the First Installment have been satisfied or waived by the Purchaser in writing. The conditions precedent for the payment of the First Installment are as follows:

(1)	All Parties shall have duly signed this Agreement. The representations, warranties and undertakings made by the Sellers and the Target Company under Sections 4.1, 4.2 and 4.4 of this Agreement are true, complete and accurate.

(2)	The Sellers and the Target Company shall have obtained all the internal authorizations, consents or approvals necessary for the Target Transfer under this Agreement, including but not limited to the approval of the shareholders and board of directors of the Target Company as well as any other necessary approvals, consents or permissions.

(3)	All the Parties shall have executed the Capital Contribution Transfer Agreement in the form and substance as set forth in Schedule V.

(4)	The Sellers and the Target Company shall have issued a letter in the form and substance as set forth in Schedule VI, confirming that all of the conditions precedent for the payment of the First Installment have been satisfied.

3.2	Second Installment

After all the conditions precedent for the payment of the Second Installment have been satisfied or waived by the Purchaser in writing, the Purchaser shall pay an aggregate of eighty-one million, three hundred and forty-six thousand, seven hundred and thirty-three Renminbi (RMB81,346,733) (the “Second Installment”) to the Sellers on the date when the Target Company receives the Notice of Acceptance for Change. The conditions precedent for the payment of the Second Installment are as follows:

(1)	All the conditions for the payment of the First Installment listed in Section 3.1 shall have been satisfied or waived by the Purchaser in writing.

(2)	The representations, warranties and undertakings made by the Sellers and the Target Company under Section 4.1, 4.2 and 4.4 of this Agreement are true, complete and accurate.

(3)	The online AIC Change Registration for the Target Transfer shall have been completed and approved. The application for the on-site AIC Change Registration in connection with the Target Transfer shall have been filed and the Target Company shall have obtained the Notice of Acceptance issued by the relevant administration for industry and commerce with respect to its application for AIC Change Registration (the “Notice of Acceptance for Change”).

(4)	Seller I shall have completed the registration with the local administration for industry and commerce and extended its operation term and deliver to the Purchaser the relevant registration files evidencing such extension (the supporting documents for the extended operation term shall be based on relevant administration for industry and commerce registration files).

(5)	Seller II shall have completed the declaration of the Report of Changes of Individual Shareholders Form and personal income tax payment declaration (or withholding) in connection with the Target Transfer.

(6)	The written consent of the Zhongguancun branch of the Bank of Beijing Co., Ltd. with respect to the Target Transfer shall have been obtained.

(7)	If the Target Company has paid off the trust loan provided by the CCB Trust Co., Ltd. (the “Trust Loan”), the documents proving the repayment of the Trust Loan and the discharge of the mortgage right of Beijing Zhongguancun Technology Guarantee Co., Ltd. under the land certificate of the other rights numbered No. 00011 Jing Hai Tu Ta Xiang (2012 Di) shall have been delivered to the Purchaser; if the Target Company is unable to obtain the document proving the discharge of the mortgage right, the Target Company shall have provided the Purchaser with a written confirmation issued by the Zhongguancun branch of the Bank Of Beijing Co., Ltd., confirming that it was aware of the existing mortgage rights or encumbrances on the land use right and construction work of the Target Real Estate when signed the Mortgage Agreement numbered 201303180089 on March 21, 2013 with the Target Company, and recognizing that it does not enjoy the first priority mortgage right to the Target Real Estate.

(8)	The Target Company shall have terminated its employment agreement with Li Xiumei in accordance with laws and regulations (determined by the execution of termination of the employment agreement by both parties) and Li Xiumei shall have confirmed that any compensation or reimbursement in connection with the termination of the employment agreement shall have been paid.

(9)	The Sellers and the Target Company shall have issued a letter in the form and substance as set forth in Schedule VI, confirming that all of the conditions precedent for the payment of the Second Installment have been satisfied.

3.3	Third Installment

The Purchaser shall pay an aggregate of eighty-one million, three hundred and forty-six thousand, seven hundred and thirty-three Renminbi (RMB81,346,733) (the “Third Installment”) to the Sellers within two (2) business days after all the conditions precedent for the payment of the Third Installment have been fulfilled or waived by the Purchaser in writing. The conditions precedent for the payment of the Third Installment are as follows

(1)	All the conditions precedent for the payment of the Second Installment listed in Section 3.2 shall have been fulfilled or waived by the Purchaser in writing.

(2)	The representations, warranties and undertakings made by the Sellers and the Target Company under Section 4.1, 4.2 and 4.4 of this Agreement are true, complete and accurate.

(3)	The Target Company shall have completed the relevant AIC Change Registration for the Target Transfer, and shall have obtained the new business license issued by the competent administration for industry and commerce (the “New Business License”).

(4)	The Sellers and the Target Company shall have issued a letter in the form and substance as set forth in Schedule VI, confirming that all of the conditions precedent for the payment of the Third Installment have been fulfilled.

3.4	Fourth Installment

After all the conditions precedent for the payment of the Fourth Installment have been fulfilled or waived by the Purchaser in writing, the Purchaser shall pay an aggregate of sixty-five million, seventy-seven thousand, three hundred and eighty-six Renminbi (RMB65,077,386) (the “Fourth Installment”) to the Sellers at the same time when the Sellers execute the Documents Delivery List in accordance with the item (3) hereunder. The Purchaser is entitled to deduct the deposit of ten million RMB (RMB10,000,000) from the Fourth Installment and pay fifty-five million, seventy-seven thousand, three hundred and eighty-six Renminbi (RMB55,077,386) directly, and the deposit shall be deemed as a part of the Transaction Amount simultaneously. The conditions precedent for the payment of the Fourth Installment are as follows:

(1)	All the conditions precedent for the payment of the Third Installment listed in Section 3.3 shall have been fulfilled or waived by the Purchaser in writing.

(2)	The representations and warranties made by the Sellers under Section 4.2 of this Agreement are true, complete and accurate. No Party has found any situation indicating that the representations, warranties and undertakings made by the Sellers and the Target Company under Section 4.1 and 4.4 of this Agreement are untrue, incomplete, inaccurate or misleading.

(3)	The Sellers and the Purchaser shall have completed the delivery of the documents and assets set forth in Schedule III, and have signed relevant Documents Delivery List.

(4)	The Sellers shall have issued a letter in the form and substance as set forth in Schedule VI, confirming that all of the conditions precedent for the payment of the Fourth Installment have been fulfilled.

3.5	Final Installment

The Purchaser shall pay the rest of the Transaction Amount (the “Final Installment”) to the Sellers within six (6) months after the execution date of this Agreement following making the adjustment to the Transaction Amounts in accordance with the M&A Audit specified in Section 2.2, and after all the conditions precedent for the payment of the Final Installment have been fulfilled or waived by the Purchaser in writing. The conditions precedent for the payment of the Final Installment are as follows:

(1)	All the conditions precedent for the payment of the Fourth Installment listed in Section 3.4 shall have been satisfied or waived by the Purchaser in writing.

(2)	The representations and warranties made by the Sellers under Section 4.2 of this Agreement are true, complete and accurate. No Party has found any situation indicating that the representations, warranties and undertakings made by the Sellers and the Target Company under Sections 4.1 and 4.4 of this Agreement are untrue, incomplete, inaccurate or misleading (unless such representations, warranties and undertaking are not applicable after the Target Transfer and the Documents Delivery).

(3)	The M&A Audit shall have been completed.

(4)	The Target Real Estate shall have completed the environmental completion inspection, system energy saving inspection and the completion inspection of the water-saving facilities in the construction project (determined by the completion inspection documents issued by relevant governing authorities).

All Parties hereby unanimously confirm that if within six (6) months after the execution date of this Agreement, the environmental completion inspection and the completion inspection of the water-saving facilities in the construction project of the Target Real Estate fail to be completed due to reasons not attributable to the contractual service provider entrusted by the Purchaser , the Purchaser shall have the right to extend the payment term accordingly; however, in consideration of the facts that inspection of winter heating using the exhaust emission of gas boiler and the system energy saving can only be conducted after the heat supply season, and such facts will result in the failure to obtain the approval documents of the environmental completion inspection and the system energy saving inspection, and therefore, the Purchaser shall have the right to extend the payment in the amount not exceeding one million Renminbi (RMB1,000,000) of the Final Installment only.

3.6	Delay in Payment and Relief

If prior to the payment of any installment, the Purchaser has adequate evidence indicating that the representations, warranties and undertakings made by the Sellers and the Target Company under Sections 4.1, 4.2 and 4.4 of this Agreement are untrue, incomplete, inaccurate or misleading, or other conditions precedent for the payment of that installment have not been satisfied, the Purchaser shall have the right to decline payment of that installment and other subsequent installments; subject to Sections 1.4, 5 and 6 of this Agreement, the Purchaser shall make the payment immediately after the conditions precedent for the corresponding installment have been fulfilled.

Section 4 Representations and Warranties

4.1	Representations and Warranties Related to the Target Company

Except as otherwise disclosed in the Disclosure Schedule attached hereto as Schedule II and confirmed by the Purchaser, or otherwise agreed in this Agreement, from the execution date of this Agreement to the Documents Delivery Date, the Sellers, the General Partner and the Target Company hereby jointly and severally represent and warrant to the Purchaser as following:

(1)	The Target Company is a limited liability company duly incorporated under the laws of the PRC and its registered capital has been fully paid in accordance with the PRC law. The Target Company has the full civil conduct capacity to enter into this Agreement and carry out the obligations thereunder pursuant to the laws of the PRC. Except as otherwise disclosed in the Disclosure Schedule, the Target Company can independently operate its business and assets, and does not entrust any other party to operate its business or assets.

(2)	The Target Company has validly entered into this Agreement and other agreements or documents to which it is a party in connection with the transactions hereunder. Except as otherwise disclosed in the Disclosure Schedule, all necessary authorizations, permits and approvals required to execute, deliver and perform the above documents and perform the rights and obligations thereunder have been obtained. The Target Company is eligible to enter into this Agreement and fulfill its obligations thereunder legally. The Target Company’s obligations and liabilities under this Agreement are legitimate, valid and enforceable. This Agreement can be adopted as evidence in the PRC.

(3)	Except as otherwise disclosed in the Disclosure Schedule, the Target Company’s execution, delivery and performance of this Agreement and the rights and obligations hereunder will not violate restrictions imposed by governing laws, regulations, rules, judgments, rulings, arbitration awards, administrative decisions and orders binding or having an impact on the Target Company, as well as any documents, agreements or contracts to which the Target Company is a party, or any documents, agreements or contracts which are binding on the Target Company.

(4)	The Target Company holds all the approvals, authorizations, permits and licenses (the “Licenses”) that are necessary for the continuous operation of its business. All these Licenses are in full effect and to the knowledge of the Sellers, the General Partner and the Target Company, no circumstance exists that may result in the revocation, restriction, inability to extend or expiration of any License. The Target Company’s operations have been and are always in accordance with the requirements of the Licenses, and the Target Company has never conducted any business operation for which it does not hold a proper license. No official record on violation of the License exists in the competent authorities.

(5)	The Target Company has no branches or subsidiaries and does not own, directly or indirectly, any equity interest or other interests in, or does not have any other investment or investment commitment in any corporation, partnership or other entity or organization, and Schedule IV has completely listed the outstanding liabilities and known contingent liabilities of the Target Company as of April 30, 2013.

(6)	The Disclosure Schedule has truly, accurately and completely listed all assets owned or leased by the Target Company (including Target Real Estate, tangible assets and intangible assets) (the “Target Company Assets”). The Target Company has good titles to the Target Company Assets as of the M&A Audit Date and there is no contract, agreement, commitment, document or laws, regulation, government regulation, government requirement, measure, litigation or other legal proceeding that would affect the Target Company’s legitimate and complete ownership or use of the Target Company Assets. All the Target Company Assets are in good condition or are expected to be recoverable. The Target Company’s use or utilization of assets during its operations are in compliance with the laws and regulations and requirements of the relevant departments, and do not infringe on any third party’s interests. Schedule III sets forth a complete list of all the documents in connection with the Target Company and the Target Real Estate, as well as the Target Company Assets.

(7)	Except as otherwise disclosed in the Disclosure Schedule, the Target Company Assets are clean and free of any pledge, liability or other rights. The Sellers shall be responsible for keeping the Target Company Assets prior to the Document Delivery Date.

(8)	The Target Company owns a piece of real estate located at No.16 Building, East Zone, No.10 Courtyard, Northwest Wangdong Road, Haidian District (the “Target Real Estate”) (Property Ownership Certificate Number: X Jing Fang Quan Zheng HaiZi No.344046, State-owned Land Use Right Certificate Number: Jing Hai Guo Yong (2013Chu) No. 000108). With respect to the Target Real Estate, the Sellers, the General Partner and the Target Company hereby represent and warrant the following:

(a)	The Target Company has complete ownership of the Target Real Estate and has obtained a valid and existing certificate of ownership.

(b)	The planning, construction and use of the Target Real Estate are in full compliance with the requirements of the relevant laws and regulations and are in compliance with all of the relevant laws and regulations (including but not limited to, regulations on land administration, urban planning, safety and quality, project construction, etc.), and do not have any potential safety risks other than those caused by the Purchaser. The completion inspection and acceptance filing of construction project regarding the Target Real Estate has been completed in accordance with relevant laws (the number of the filing documents is 0861 Hai Jun 2012 (Jian) No. 0114).

(c)	Regarding the land of the Target Real Estate, the Target Company is the registered land user, has the legitimate use right to the land and has obtained the corresponding State-owned Land Use Right Certificate. The land use right for the Target Real Estate has been transferred to the Target Company by the governing land resources administrative department and relevant government departments by way of granting in accordance with laws and regulations. The use of land by the Target Real Estate has been reflected into the integrated land-use planning approved by the PRC. The land use right granting procedure related to the land of the Target Real Estate is in full compliance with the requirements of the applicable laws. There has been no violation of laws or regulations, nor has there been any disputes regarding the ownership or any other disputes

(d)	Except as otherwise provided in the Disclosure Schedule, the Target Company has fully paid the land grant premium and related taxes, and shall not be required to pay any other charges in respect of the granting of relevant land use right by any department or any other enterprise, including but not limited to land grant premium, land compensation fees, resettlement fees and compensation for land fixtures or green crop.

(e)	The Target Company has obtained the necessary planning, project approvals and other relevant governmental permits for the planning, design, construction and use of the Target Real Estate.

(f)	There is no ongoing or pending litigation, arbitration or any other legal or administrative proceedings relating to the Target Real Estate.

(9)	To the knowledge of the Sellers, the General Partner and the Target Company, unless caused by the Purchaser, the assets and operations of the Target Company at all times are in full compliance with all of the applicable environmental laws and have not been involved in any litigation or legal proceedings in connection with environment problems and hazardous substances. There are no hazardous substances above, below or in the Target Company Assets. Except as caused by the Purchaser, to the Sellers, the General Partner and the Target Company’s knowledge, there have been no investigations or evaluations with respect to environmental problems, hazardous substances and safety risks regarding the properties or assets of the Target Company.

(10)	The Target Company is not and has not been involved in any litigation, arbitration or any other legal or administrative proceedings, and the Target Company does not have any outstanding liabilities resulting from any litigations, breaches or disputes

(11)	The accounting books of the Target Company are completely and properly recorded. The accounting books and financial statements ended on the M&A Audit Date provided by the Target Company to the Purchaser completely, truly and fairly reflect the financial status of the Target Company by the end of the M&A Audit Date and in the relative fiscal periods. The financial statements provided by the Target Company to the Purchaser have completely and fairly recorded all liabilities (excluding contingent liabilities). The Sellers shall assume all undisclosed debts, obligations and liabilities of the Target Company accumulated prior to the M&A Audit Date. Schedule IV has listed the financial statements, breakdowns of other fixed assets, current assets and all liabilities of the Target Company ended on April 30, 2013.

(12)	The Target Company has complied with all the relevant tax laws and regulations, and has fully paid or accrued all the taxes and charges requested by the tax authorities prior to the M&A Audit Date. Except as otherwise provided in the Disclosure Schedule, the Target Company has not been subject to any penalties or received any letters from the taxation authorities or any other relevant authorities requiring the Target Company to pay taxes, or received any notice from tax authorities indicating their intention to examine or audit any tax declarations. There are no pending audits, actions, proceedings, investigations, disputes or claims. To the knowledge of the Sellers, the General Partner and the Target Company, there is not any fact or circumstances based on which the tax authorities or other relevant authorities may claim against the Target Company. The Target Company so far has not received notice from any tax authorities requiring the examination or auditing of any of the tax declarations.

(13)	The Target Company has properly performed the contracts signed by it and is not in default under any contract. In addition, no circumstance would result in a default.

(14)	Except for Li Xiumei, the Target Company does not hire any employees. No circumstance exists that would constitute a violation of the labor laws and regulations of the PRC, nor is there any liabilities, contingent liabilities or unpaid charges to be paid by the Target Company under the labor laws and regulations of the PRC.

(15)	The Sellers, the General Partner and the Target Company have fully disclosed to the Purchaser all the information, documents and materials required by or should be disclosed to the Purchaser, all information, documents and materials materially related to the performance of this Agreement by the Sellers and the Target Company, and all information, documents and materials that would materially affect the Purchaser’s intent to enter into this Agreement. The information, documents and materials disclosed to the Purchaser by the Sellers and the Target Company are true, accurate and free of any inaccurate or misleading statements.

4.2	Representations and Warranties of the Sellers and the General Partner

The Sellers and the General Partner hereby jointly and severally represent and warrant to the Purchaser from the execution date of this Agreement to the Document Delivery Date the following:

(1)	Seller I is a limited liability partnership legally established and existing under the laws of the PRC. Seller II is an individual with legal identity in the PRC. The General Partner is a limited liability company duly incorporated under the laws of the PRC. The Sellers and the General Partner have the full civil conduct capacity to enter into this Agreement and carry out the obligations thereunder according to the relevant PRC laws.

(2)	The Sellers and the General Partner have validly entered into this Agreement and other agreements or documents to which either one is a party related to the transactions under this Agreement. All necessary authorizations, permits and approvals have been obtained to execute, deliver and perform the above documents and perform the rights and obligations under the terms of the documents. The Sellers and the General Partner are eligible to legally enter into this Agreement and fulfill their obligations under this Agreement. The Sellers’ and the General Partner’s obligations and liabilities under this Agreement are legitimate, valid and enforceable. This Agreement can be adopted as evidence in the PRC.

(3)	The Sellers’ and the General Partner’s execution, delivery and performance of this Agreement and obligations hereunder, will not violate restrictions imposed by any governing laws, regulations, rules, judgments, rulings, arbitration awards, administrative decisions and orders that are binding or will have an impact on the Sellers and the General Partner; any documents, agreements or contracts to which the Sellers or the General Partner is a party, as well as any documents, agreements or contracts which have binding effect on the Sellers or the General Partner (including but not limited to their partnership agreement, articles of association and other establishing documents or constitutional documents).

(4)	The Sellers have the complete and exclusive right to own and dispose of the Target Shares, and have the right to transfer the Target Shares to the Purchaser in accordance with this Agreement. Upon completion of the Target Transfer, the Transfer Shares shall be free and clear of any security interests, third party interests or defect of interests. The registered capital of the Target Company has been fully paid.

(5)	At any time after the execution of this Agreement, if the Sellers or the General Partner is aware of any situation which makes the representations, warranties and undertakings made by them and the Target Company under this Agreement untrue or inaccurate, the Sellers or the General Partner shall inform the Purchaser in a timely manner and take the necessary measures to remedy or disclose as required by the Purchaser.

4.3	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Sellers from the execution date of this Agreement to the Document Delivery Date the following:

(1)	The Purchaser is a limited liability company duly incorporated under the laws of the PRC and has the full civil conduct capacity to enter into this Agreement and carry out the obligations thereunder and has the right to purchase the Target Shares and have enough Renminbi to pay corresponding installment after the satisfaction of the conditions of that installment in accordance with this Agreement.

(2)	The Purchaser has validly entered into this Agreement and other agreements or documents to which it is a party related to the transactions under this Agreement. All necessary authorizations, permits and approvals have been obtained to execute, deliver, and perform the above documents, and perform the rights and obligations under the terms of the documents. The Purchaser is eligible to legally enter into this Agreement and fulfill its obligations under this Agreement. The Purchaser’s obligations and liabilities under this Agreement are legitimate, valid and enforceable. This Agreement can be adopted as evidence in the PRC.

(3)	The Purchaser’s execution, delivery and performance of this Agreement and obligations hereunder, will not violate restrictions imposed by governing laws, regulations, rules, judgments, rulings, arbitration awards, administrative decisions and orders binding or having impact on the Purchaser; any documents, agreements or contracts to which the Purchaser is a party, as well as any documents, agreements or contracts which have a binding effect on the Purchaser (including but not limited to its articles of association and other establishing documents or constitutional documents).

(4)	Seller I, as a fund in the form of partnership, may be liquidated after 2013; unless any Seller defaults under this Agreement, the Purchaser shall not take any measures to block the liquidation. The Purchaser’s execution of this Agreement shall be deemed as its consent to Seller I’s liquidation.

4.4	Undertakings of The Sellers, The General Partner and The Target Company

Unless otherwise agreed by the Purchaser in writing (without reasonable reasons the first reply shall be made within twenty-four (24) hours), or otherwise provided under this Agreement, from the execution date of this Agreement to the Documents Delivery Date, the Sellers, the General Partner and the Target Company shall jointly and severally ensure that:

(1)	None of the Sellers, the General Partner and the Target Company shall conduct, allow or prompt any actions or inactions which may constitute or result in the untruth, inaccuracy or breach of the representations, warranties and covenants under Sections 4.1 or 4.2 of this Agreement; if there is any change to the representations, warranties or undertakings under Section 4.1 and Section 4.2 after the execution date of this Agreement, the Sellers, the General Partner and the Target Company shall notify the Purchaser immediately;

(2)	The Sellers and the Target Company shall take all reasonable measures to preserve and protect the Target Company Assets;

(3)	The Sellers shall not pledge their equity interests in the Target Company to any third party or create any other form of burden or interests on the equity interests of the Target Company;

(4)	The Target Company shall not increase or decrease its registered capital, and shall not issue or agree to issue any company bonds;

(5)	The Sellers, the General Partner and the Target Company shall use their best efforts to accomplish the Target Transfer under this Agreement and shall not conduct any actions or inactions that may impede or improperly delay the transaction under this Agreement;

(6)	The Target Company shall not conduct any investment activities outside its ordinary course of business, invest in any companies or other entities, purchase or dispose of any businesses or assets;

(7)	From the date when the Target Company obtains the Notice of Acceptance for the Target Transfer from the local administration for industry and commerce, the Target Company shall not enter into any contract (except for this Agreement or the agreements related to the transaction hereunder);

(8)	From the date when the Target Company obtains the Notice of Acceptance for the Target Transfer, the Target Company shall not incur any expenses with a single amount of over five thousand Renminbi (RMB5,000) or with an aggregate amount of over fifty thousand Renminbi (RMB50,000)

(9)	The Target Company shall not award any bonuses to employees or make any welfare distributions or make any decisions or resolutions regarding the above;

(10)	The Target Company shall not: conduct any activities that might result in any material changes of its operation scope or business nature, modify its investment policy, loan management policy, business management policy or other policies related its operation, change or modify its employment and enumeration policy, or execute any security or guarantee agreement;

(11)	The Target Company shall not voluntarily modify or terminate any existing contracts to which it is a party (except for fully performance);

(12)	Subject to the confidentiality requirement under this Agreement, upon the issuance of a reasonable notice, the Purchaser may designate its representatives to review and check the books and records of the Target Company during its normal operating hours on the business days (including but not limited to all statutory accounting books, meeting records, leases, contracts and the lists).

(13)	Prior to or on the M&A Audit Date, the Target Company shall (a) obtain the final accounting reports of all completed projects, (b) with respect to the completed projects, pay off all the outstanding amounts related to the construction, except for the project quality guarantee funds, (c) for the projects which are not completed at the M&A Audit Date, the Sellers and the contracted construction parties shall evaluate and confirm the cost of the sections that have been constructed and the amount of unpaid construction costs.

(14)	Prior to or on the M&A Audit Date, the Target Company shall endeavor to collect the financial consulting fees prepaid to CCB Trust Co., Ltd. which shall be returned to the Target Company, and terminate any consulting agreement or any other similar agreement with CCB Trust Co., Ltd.; if the Target Company fails to collect the aforesaid financial consulting fees by the M&A Audit Date, the Sellers and the Target Company shall undertake to urge CCB Trust Co., Ltd. to confirm, through the form of audit confirmation letter or other form acceptable to all Parties, the remaining refundable amount and convent to return the amount.

(15)	Prior to or on the M&A Audit Date, the Target Company shall confirm it has fully paid any and all the financial consulting fees as of April 16, 2013, to Beijing Municipal Development Professional Bank of China Construction Bank. If the Target Company incurs additional financial consulting fees from April 17, 2013, to the M&A Audit Date, the Target Company shall accrue such financial consulting fees in its financial statement, and urge Beijing Municipal Development Professional Bank of China Construction Bank to confirm the financial consulting fees due in the form of audit confirmation letter.

(16)	Prior to or on the M&A Audit Date, the Target Company shall use its best efforts to pay off any and all the principals and interests (if any) owed by the Target Company to any of its shareholders or related parties, and terminate any and all the loan agreements between the Target Company and its shareholders or its related parties. If the Target Company fails to fully repay the aforesaid principals and interests, and such principals and interests have been recorded in its financial states as of the M&A Audit Date, then such principals and interests shall be paid by the Target Company.

4.5	Compensation Sequence

All Parties hereby agree and confirm that, although the General Partner bears joint and several liabilities for the representations, warranties and undertakings under Sections 4.1, 4.2 and 4.4 of this Agreement, if within the operating or validity period of the Sellers, the Purchaser is aware that any of the representations, warranties and undertakings made under Sections 4.1, 4.2 and 4.4 of this Agreement is untrue, incomplete, inaccurate or misleading, and the Purchaser requires the Sellers and the General Partner to take liabilities accordingly, the Purchaser shall firstly claim against the Sellers; if, within 60 days after the Purchaser circulates the written compensation request, the Sellers fail to make full compensation or refuse to take responsibility, the Purchaser shall have the right to claim against the General Partner.

4.6	Undertakings of the General Partner

(1)	In accordance with the Partnership Enterprise Law of the PRC, after the de-registration of Seller I, the General Partner shall bear unlimited liabilities for the debts, obligations and responsibilities arising under this Agreement and other relevant documents during the Seller I’s existence.

(2)	After the Closing Date, upon the Purchaser’s reasonable request, the General Partner shall designate suitable staffs to assist the Target Company to handle relevant matters, and the General Partner shall not refuse such request without justified reasons; and Parties shall enter into a service agreement to govern relevant matters prior to the Closing Date.

Section 5 Indemnification

5.1	General Indemnification

In the event that any Party is in default of this Agreement resulting in part or all of this Agreement unable to be performed, or any representations, warranties or covenants made by any Party under this Agreement becomes untrue, incomplete, inaccurate or misleading, or fails to perform its undertakings under this Agreement, which results in losses to other Parties or causing other Parties unable to make reasonable commercial judgment with respect to the transactions under this Agreement, such Party shall be held liable for breaches of contract and indemnify other parties for the losses incurred thereby (including the litigation fees and attorney fees); in the event that more than one Party are in default, each Party shall bear its respective liabilities.

5.2	Purchaser’s Indemnification

The Purchaser shall timely pay each payment installment to the Sellers in accordance with this Agreement. With respect to any amount due prior to May 24, 2013, the Purchaser shall pay the Sellers a daily delay penalty at the rate of 13% per annum with respect to the outstanding payment; if the amount is not fully paid prior to May 24, 2013, the Purchaser shall pay a daily delay penalty at the rate of 0.1% since May 24, 2013 with respect to the outstanding payment.

With respect to any part of the Transaction Amounts due after May 24, 2013, the Purchaser shall pay the Sellers a daily delay penalty at an annual rate of 13%. If the payment has been delayed for more than seven (7) days, the Purchaser shall pay a daily delay penalty with respect to the outstanding payment at a daily rate of 0.1% since the 8th day following the due date.

If the Purchaser fails to pay any amount within fifteen (15) days following its due date, or the Sellers find that any representation or warranty of the Purchaser under this Agreement be materially untrue or misleading, which makes it impossible to fulfill the purpose of this Agreement and causes substantial economic losses to the Sellers, the Sellers shall have the right to unilaterally terminate this Agreement, keep the Transaction Amounts already paid by the Purchaser (including the deposit), cancel the AIC Change Registration, claim against the Purchaser regarding the penalty (if the Sellers propose to the terminate this Agreement, the calculation of penalty shall cease automatically on the fifteenth day after the due date) and freely transfer the Target Shares to any third party. If the aforesaid penalty is insufficient to compensate the losses caused by the Purchaser’s breach, the Purchaser shall further indemnify the losses of the Sellers.

If the Purchaser’s delay in payment or other breach is attributable to the Sellers or the Target Company (including but not limited to the Sellers or the Target Company’s failure to perform its obligations under this Agreement), the Purchaser shall not bear any liabilities for such breach. If the Purchaser’s delay in payment or other breach is not attributable to Sellers’ breach, the Purchaser shall bear liabilities for its breach in accordance with this Agreement.

5.3	Sellers’ Indemnification

If the total amount of the New Debt exceeds or equals to 5% of the Transaction Amount, the Purchaser does not need to pay the Final Installment, and the Sellers shall return the amount exceeding 5% of the Transaction Amount within five (5) days after release of the M&A Audit result. If the Sellers fail to return the aforesaid amount within the time limit, the Sellers shall pay a daily delay penalty at the rate of 13% per annum; if they fail to return the amounts within seven (7) days after the due date, commencing from the eighth (8) day, the Sellers shall pay a daily delay penalty at a daily rate of 0.1%. If the aforesaid penalty is insufficient to compensate the losses caused by the Sellers’ breach, the Sellers shall further indemnify the losses incurred by the Purchaser.

Upon the occurrence of any of the following circumstances, the Purchaser shall have the right to unilaterally terminate this Agreement and the Sellers shall return 200% of the amount of the deposit paid by the Purchaser and return 100% of the amount of transfer price paid by the Purchaser, and with respect to the transfer price paid by the Purchaser, the Sellers shall pay a penalty at the rate of 13% per annum (if such penalty is insufficient to compensate the losses resulting from the breach of the Sellers, the Sellers shall further indemnify the losses incurred by the Purchaser):

(1)	From the execution date of this Agreement to the Closing Date, there is any structure problem with the Target Real Estate due to reasons not attributable to the Purchaser, and make it unsafe to use the Target Real Estate.

(2)	After the execution of this Agreement, the Purchaser finds that any representation or warranty of the Sellers, the Target Company or the General Partner under this Agreement to be materially untrue or misleading, which makes it impossible to fulfill the purpose of this Agreement and causes substantial economic losses to the Purchaser.

Section 6 Termination of this Agreement

6.1	Conditions of Termination

In addition to the termination caused by the breaching liabilities in accordance with Section 5, this Agreement can be terminated if any of the following occurs:

(1)	At any time prior to the Closing Date, all Parties agree in writing to terminate this Agreement;

(2)	Any Force Majeure events as specified in the Section 7 of this Agreement occur and last for more than three (3) months, making it impossible to perform this Agreement.

If this Agreement is terminated in accordance with this section, the Sellers shall return any and all the amount paid by the Purchaser for the purpose of this Agreement, including without limitation any deposits; if the AIC Change Registration is completed, such change shall be reversed,

6.2	Effect of Termination of this Agreement

If this Agreement is effectively terminated, the liability for breach existed prior to the termination of this Agreement, along with Section 5, Section 6.3, Section 8, Section 9, Section 10 and the second paragraph of the Section 11.1 of this Agreement shall remain valid.

6.3	Obligations upon Termination of this Agreement

If this Agreement is terminated for reasons other than breaches of the Agreement, each Party shall return to other Parties or destroy all the relevant records, documents materials and payments provided by such other Party pursuant to this Agreement, regardless of whether the aforementioned records, documents materials and payments were provided before or after the execution of this Agreement.

Section 7 Force Majeure

7.1	Definition of Force Majeure

A Force Majeure event shall refer to any event that is unpredictable, unavoidable and insurmountable, which includes but not limited to government action, changes of policy requirements of administration for industry and commerce and taxation, earthquake, typhoon, flood, fire or other natural disasters, wars and other similar events.

7.2	Effects of Force Majeure

If this Agreement cannot be performed or the performance shall be delayed as a result of a Force Majeure event, the Parties shall not bear any liability for breach of this Agreement. However upon the occurrence of a Force Majeure event, the affected Party shall notify the other Parties immediately, provide valid proof for the occurrence of Force Majeure event within fifteen (15) days following the occurrence and continue to perform obligations under this Agreement immediately upon the elimination of such Force Majeure event.

Section 8 Confidentiality

8.1	Scope of Confidentiality

The Parties agree to keep the following information confidential: the existence and execution of this Agreement, business secrets learned by the Parties during the term of this Agreement, as well as any oral or written materials exchanged by the Parties for the preparation or performance of this Agreement, and other information needed to be kept confidential. Without the written consent of other Parties, one Party shall not disclose the foresaid confidential information to any third party other than the Parities of this Agreement. Each Party shall ensure its employees to fulfill the obligations of confidentiality under this Agreement. However, any Party that discloses confidential information in any of the following circumstances shall not be deemed as breach of this Agreement: (1) the information has been learned by the public at the time of disclosure; (2) the disclosure of such information is based on the prior written consent of other Parties; (3) a Party discloses the information to an accounting firm, a law firm, investors or cooperating raising entities which agree to comply with confidentiality obligations; (4) a Party discloses information at the request of government and judicial departments performing their duty within their jurisdiction in accordance with the requirements of the relevant laws and regulations and the requirements of the U.S. Securities and Exchange Commission or New York Stock Exchange, provided a notice in writing has been made to other Parties about the exact nature of the business secrets prior to such disclosure.

8.2	Term of Confidentiality

The Parties agree that, regardless of any modification, cancellation or termination of this Agreement, this section will remain in effect.

Section 9 Notice

9.1	Method of Notice

All notices and other communications to any Party under this Agreement shall be sent to the address of such Party first above written by a courier, registered mail, postage prepaid or commercial courier service or fax. Each notice shall also be sent by email. The effective delivery date of such notice shall be determined in following ways:

(1)	If the notice is sent by a courier, registered mail or postage prepaid, the effective delivery date shall be either the date it was accepted or rejected at the address for notification.

(2)	If the notice is sent by facsimile, the effective delivery date shall be the date of successful transmission (evidenced by the confirmation information generated automatically).

9.2	Change of Address

For the purpose of the notice, addresses of the parties are specified as first written above. Any Party may give notice to the other Party at any time to change its address for notification subject to the provisions of this section.

Section 10 Dispute Resolution

10.1	Governing Law

The conclusion, effectiveness, implementation, interpretation as well as dispute resolution of this Agreement shall be governed by the laws of the PRC.

10.2	Dispute Resolution

With respect to any dispute regarding this Agreement, the Parties shall try their best to resolve such dispute through negotiations. If such dispute cannot be resolved by negotiations, either Party may submit the dispute to the China International Economic and Trade Arbitration Commission, for arbitration in accordance with its existing rules of arbitration. The place of arbitration is Beijing. The arbitration award shall be conclusive and binding on all the Parties.

Section 11 Miscellaneous

11.1	Exclusivity

All Parties agree to work in good faith expeditiously towards the closing of the transactions hereunder. The Sellers agree that from the execution to the termination of this Agreement, they will not execute binding legal documents with any entity or person regarding any matter related to the transaction under this Agreement.

If, for any reason, the Target Transfer under this Agreement is not completed, and the Purchaser will not obtain the equity interests of the Target Company or the ownership of the Target Real Estate from the Sellers, then the Sellers shall procure that, within three hundreds and sixty-five (365) days following the execution of the share transfer agreement with respect to the equity interests in the Target Company or the asset transfer agreement with respect to the Target Real Estate between the Sellers and any third party other than the Purchaser, the Purchaser shall have the right to repurchase the equity interests in the Target Company or the Target Real Estate at the price calculated based on the total assets value of the Target Real Estate confirmed between the Sellers and such third party, with a return at a simple rate of 13%. The Purchaser will use its reasonable efforts to cooperate in case of transfer of the Target Company’s equity interests from the Sellers to such third party. Under such circumstance, if any Party defaults, it shall bear the liability for breach to the other parties in accordance with this Agreement.

11.2	Completeness

In the event that one or several of the provisions of this Agreement shall be invalid, illegal or unenforceable in any aspect in accordance with applicable laws or regulations, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or compromised in any aspect. The Parties shall strive in good faith to replace such invalid, illegal or unenforceable provisions with effective provisions that to the greatest extent comply with the law and achieve the intentions of the Parties, and the commercial effect of such effective provisions shall be as close as possible to the commercial effect of those invalid, illegal or unenforceable provisions.

11.3	Agreement

This Agreement shall supersede all intents, agreements and understandings among the Parties with respect to the Target Transfer prior to the execution of this Agreement. Modifications or amendments to this Agreement shall be negotiated and agreed by the Parties and be in writing, and shall become effective from the executions and stamps of all the Parties.

11.4	Legal Validity

The Schedules of this Agreement shall have the same legal validity as this Agreement. To the extent that the Schedules are in conflict with this Agreement, the provisions of this Agreement shall prevail. For issues not covered by this Agreement, the Parties shall enter into a written agreement to supplement. The supplemental agreement shall have the same legal validity as this Agreement.

11.5	Language and Counterparts

This Agreement is written in Chinese and executed in seven (7) copies, and each Party has one copy with equal legal validity, and the rest two copies shall be submitted to the administration for industry and commerce and taxation authority respectively.

(The remainder of this page is left blank intentionally)

IN WITNESS WHEREOF, the parties have executed this Share Purchase Agreement as of the date first written above by its legally authorized representative.

Purchaser	iSoftStone Information and Technology (Group) Co., Ltd.
(Seal)

	Signature:	/s/ Liu Tianwen
Name:
Title:

Share Purchase Agreement

Signature Page-1

IN WITNESS WHEREOF, the parties have executed this Share Purchase Agreement as of the date first written above by its legally authorized representative.

Sellers:	Huanxin Xujing (Tianjin) Equity Investment Fund Partnership (Limited Partnership)

(Seal)

Executive Partner: Huanxin (Tianjin) Equity Investment Management Co., Ltd. (Seal)

	Signature:	/s/ UTSUKI MOE
Title:

Tao Min

	Signature:	/s/ Tao Min

Share Purchase Agreement

Signature Page-2

IN WITNESS WHEREOF, the parties have executed this Share Purchase Agreement as of the date first written above by its legally authorized representative.

Target Company:	Beijing Ruantong Xutian Technology Development Co., Ltd.

(Seal)

	Signature:	/s/ Tao Min
Name:
Title:

Share Purchase Agreement

Signature Page-3

IN WITNESS WHEREOF, the parties have executed this Share Purchase Agreement as of the date first written above by its legally authorized representative.

General Partner:	Huanxin (Tianjin) Equity Investment Management Co., Ltd.

(Seal)

	Signature:	/s/ UTSUKI MOE
Name:
Title:

Share Purchase Agreement

Signature Page-4

Schedule I

Capitalization and Transfer Price of Target Company

I.	Capitalization Prior to the Target Transfer and the Transfer Price (Unit: RMB10,000)

Shareholders	Subscribed Registered Capital	Paid-in Registered Capital	Percentage	Transfer Price
Huanxin Xujing (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	13499.9865	13499.9865	99.9999%	32538.6605
Tao Min	0.0135	0.0135	0.0001%	0.0325

II.	Capitalization upon the Target Transfer (Unit: RMB10,000)

Shareholders	Subscribed Registered Capital	Paid-in Registered Capital	Percentage
iSoftStone Information and Technology (Group) Co., Ltd.	13500	13500	100%

Share Purchase Agreement

Schedules

Schedule II

Disclosure Schedule

Share Purchase Agreement

Schedules

Schedule III

List of Documents and Assets of the Target Company

Share Purchase Agreement

Schedules

Schedule IV

Financial Statements

Share Purchase Agreement

Schedules

Schedule V

Capital Contribution Transfer Agreement

Share Purchase Agreement

Schedules

Schedule VI

Compliance Letter

Share Purchase Agreement

Schedules

Schedule VII

Special Adjustment Arrangement

Share Purchase Agreement

Schedules